EXHIBIT 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities of 360 DigiTech, Inc.

Subsidiary	Place of Incorporation

HK Qirui International Technology Company Limited	Hong Kong

Shanghai Qiyue Information Technology Co., Ltd.	People’s Republic of China

Shanghai Qidi Information Technology Co., Ltd.	People’s Republic of China

Beihai Qicheng Information & Technology Co., Ltd.	People’s Republic of China

Variable Interest Entity	Place of Incorporation

Shanghai Qiyu Information Technology Co., Ltd.	People’s Republic of China

Fuzhou 360 Online Microcredit Co., Ltd.	People’s Republic of China

Fuzhou 360 Financing Guarantee Co., Ltd.	People’s Republic of China

Shanghai 360 Financing Guarantee Co., Ltd	People’s Republic of China